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                          April 30, 2021

       Waqaas Al-Siddiq
       Chairman, President and Chief Executive Officer
       BIOTRICITY INC.
       275 Shoreline Drive, Suite 150
       Redwood City, CA 94065

                                                        Re: BIOTRICITY INC.
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2021
                                                            File No. 333-255544

       Dear Mr. Al-Siddiq:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gregory Sichenzia, Esq.